Filed pursuant to General Instruction II.K.
                                                of Form F-9; File No. 333-14014.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 19, 2001)

                                 US$250,000,000

                                    [GRAPHIC]

                            5.75% Debentures due 2033

                                     -------

         Canadian Pacific Railway Company will pay interest on the 5.75% debentures due 2033 on March 15 and on September 15 of each year. The first interest payment on the Debentures will be made on September 15, 2003. The Debentures will be issued only in denominations of US$1,000 and integral multiples of US$1,000.

         We may redeem some or all of the Debentures at any time at the redemption prices described in this prospectus supplement. We may also redeem all of the Debentures at any time in the event certain changes affecting Canadian withholding taxes occur. The Debentures will not be entitled to the benefit of any sinking funds.

                                     -------

         INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROSPECTUS.

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS SUPPLEMENT IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS. YOU SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE HAVE PREPARED THE FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN BY REFERENCE IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THUS, THEY MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF U.S. COMPANIES.

         OWNING THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED OR ORGANIZED UNDER THE LAWS OF CANADA, SOME OF ITS OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS SUPPLEMENT OR ACCOMPANYING PROSPECTUS ARE RESIDENTS OF CANADA, AND MANY OF ITS ASSETS ARE LOCATED IN CANADA.

                                     -------

                                                               PER DEBENTURE            TOTAL
                                                               -------------            -----
Public Offering Price........................................        97.438%        US$243,595,000
Underwriting Commission......................................         0.875%          US$2,187,500
Proceeds to Canadian Pacific Railway (before expenses).......        96.563%        US$241,407,500

         Interest on the Debentures will accrue from March 24, 2003 to the date of delivery.

                                     -------

         The underwriters expect to deliver the Debentures in book-entry form only through The Depository Trust Company to purchasers on or about March 24, 2003.

                                     -------

  SOLE BOOKRUNNER AND JOINT LEAD MANAGER              JOINT LEAD MANAGER
          Salomon Smith Barney                 Banc of America Securities LLC

                                     -------

RBC Capital Markets, Scotia Capital, TD Securities, Wachovia Securities, Banc One Capital Markets, Inc., HSBC

March 19, 2003

                      IMPORTANT NOTICE ABOUT INFORMATION IN
           THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

         This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Debentures being offered. The second part, the accompanying base shelf prospectus of Canadian Pacific Railway dated October 19, 2001, gives more general information, some of which may not apply to the Debentures being offered. The accompanying base shelf prospectus is referred to as the "prospectus" in this prospectus supplement.

         IF THE DESCRIPTION OF THE DEBENTURES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

         YOU SHOULD RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THE DEBENTURES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

         In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. All references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. In this prospectus supplement, unless the context otherwise indicates, the "Company", "we", "us" and "our" each refer to Canadian Pacific Railway Company and its subsidiaries. All financial information included and incorporated by reference in this prospectus supplement is determined using Canadian generally accepted accounting principles ("Canadian GAAP").

                                TABLE OF CONTENTS


                              PROSPECTUS SUPPLEMENT
                                                                            PAGE
                                                                            ----

Documents Incorporated by Reference......................................    S-4
Summary of the Offering..................................................    S-5
Recent Developments......................................................    S-7
Use of Proceeds..........................................................    S-7
Consolidated Capitalization..............................................    S-7
Earnings Coverage........................................................    S-8
Description of the Securities............................................    S-9
Credit Ratings...........................................................   S-12
Certain Income Tax Information...........................................   S-13
Underwriting.............................................................   S-16
Legal Matters............................................................   S-17

                                   PROSPECTUS
About This Prospectus....................................................      1
Where You Can Find More Information......................................      1
Forward Looking Statements...............................................      3
Canadian Pacific Railway Company.........................................      4
Selected Consolidated Financial and Operating Information................      8
Consolidated Capitalization..............................................     10
Use of Proceeds..........................................................     10
Earnings Coverage........................................................     10
Description of Debt Securities...........................................     11
Enforceability of Civil Liabilities Under the U.S. Federal
   Securities Laws.......................................................     24
Plan of Distribution.....................................................     25
Certain Income Tax Considerations........................................     25
Risk Factors.............................................................     26
Legal Matters............................................................     27
Experts..................................................................     28
Documents Filed as Part of the U.S. Registration Statement...............     28

                       DOCUMENTS INCORPORATED BY REFERENCE

         This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the Debentures. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus. Pursuant to a decision made by the Alberta Securities Commission on behalf of the securities commission or similar regulatory authority in each of the provinces and territories of Canada dated September 21, 2001 (the "MRRS Decision"), we are not subject to certain Canadian continuous disclosure requirements provided that Canadian Pacific Railway Limited ("CPRL"), which company owns all of our issued and outstanding shares, complies with its continuous disclosure requirements. We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPRL. The MRRS Decision further permits us to incorporate by reference in this prospectus supplement and the accompanying prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL. The following documents are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus and supersede documents of a similar nature that were previously incorporated by reference:

         o CPRL's annual information form dated March 3, 2003 for the year ended December 31, 2002;

         o CPRL's audited consolidated balance sheets as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2002, together with the notes thereto and the report of the auditors thereon and including management's discussion and analysis related thereto; and

         o CPRL's management proxy circular dated February 18, 2003 prepared in connection with an annual shareholders' meeting scheduled to be held on April 28, 2003, excluding the portions under the headings "Compensation and Other Information--Report on Executive Compensation by the Management Resources and Compensation Committee" and "Compensation and Other Information--Performance Graph" and excluding Appendix 1 entitled "Statement of Corporate Governance Practices".

         ANY DOCUMENT OF THE TYPE REFERRED TO IN THE PRECEDING PARAGRAPH, OR SIMILAR MATERIAL, INCLUDING ALL ANNUAL INFORMATION FORMS, ALL INFORMATION CIRCULARS, ALL FINANCIAL STATEMENTS AND ALL NON-CONFIDENTIAL MATERIAL CHANGE REPORTS FILED BY CPRL WITH THE SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN THE PROVINCES OF CANADA SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT AND PRIOR TO THE TERMINATION OF ANY OFFERING UNDER THIS PROSPECTUS SUPPLEMENT SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE ALSO INCORPORATE BY REFERENCE INTO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS FORM A PART ALL FUTURE ANNUAL REPORTS AND ANY OTHER INFORMATION CPRL FILES WITH THE SEC PURSUANT TO SECTION 13(A), 13(C), 14 OR 15(D) OF THE EXCHANGE ACT, IF AND TO THE EXTENT EXPRESSLY PROVIDED IN SUCH REPORT, UNTIL WE SELL ALL OF THE DEBENTURES.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED SHALL NOT, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED, BE INCORPORATED BY REFERENCE AND CONSTITUTE A PART OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

         Copies of each of the documents incorporated herein by reference may be obtained by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway at the following address and telephone number: Canadian Pacific Railway Company, Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Attention: Assistant Corporate Secretary, (403) 319-6171.

                             SUMMARY OF THE OFFERING

         The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Debentures, see "Description of the Securities" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.


Issue.............................  US$250,000,000 principal amount of 5.75%
                                    debentures due 2033.

Maturity Date.....................  March 15, 2033.

Sinking Fund......................  None.

Interest Payment Dates............  March 15 and September 15 of each year, beginning September 15, 2003.

Ranking...........................  The Debentures will be unsecured obligations ranking pari passu with all of Canadian
                                    Pacific Railway's existing and future
                                    unsecured and unsubordinated debt. The
                                    Debentures will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of Canadian Pacific Railway's subsidiaries. See "Description of Debt Securities--Ranking and Other Indebtedness" in the accompanying prospectus.

Redemption........................  Canadian Pacific Railway may redeem some or all of the Debentures at any time at the redemption prices described in this prospectus supplement. See "Description of the Securities--Optional Redemption" in this prospectus supplement. Canadian Pacific Railway may also redeem all of the Debentures at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities--Tax Redemption" in the accompanying prospectus.

Form and Denominations............  Each series of Debentures will be represented by one or more fully registered global securities ("Registered Global Securities") registered in the name of a nominee of The Depository Trust Company. Beneficial interests in any Registered Global Security will be in denominations of US$1,000 and integral multiples thereof. Except as described under "Description of the Securities" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus, Debentures in definitive form will not be issued.

Certain Covenants.................  The indenture governing the Debentures contains covenants that, among other things, limit:

                                    o     the ability of Canadian Pacific
                                          Railway and its subsidiaries to create
                                          certain liens; and

                                    o     the ability of Canadian Pacific
                                          Railway to merge, amalgamate or
                                          consolidate with, or otherwise sell
                                          all or substantially all of its assets
                                          (exclusive of the assets of its
                                          corporate and partnership
                                          subsidiaries) to, any other person.

                                    These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities -- Negative Pledge" and "-- Consolidation, Merger, Amalgamation and Sale of Assets" in the accompanying prospectus.

Additional Amounts................  Canadian Pacific Railway will make payments on the Debentures without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exceptions, we will pay such additional amounts as may be necessary so that the net amount received by holders of the Debentures after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. See "Description of Debt Securities--Additional Amounts" in the accompanying prospectus.

Use of Proceeds...................  The net proceeds to us from this offering will be approximately US$241.1 million,
                                    after deducting underwriting commissions, and estimated expenses of the offering of US$0.3 million. All of the net proceeds received by us from the sale of the Debentures will be used to repay substantially all of the principal amount of our US$250,000,000 6.875% notes, which mature on April 15, 2003. See "Use of
                                    Proceeds" in this prospectus supplement.

Governing Law.....................  The Debentures and the indenture governing the Debentures will be governed by the laws of the State of New York.

                               RECENT DEVELOPMENTS

         On March 18, 2003 we announced that our diluted earnings per share in the first quarter of 2003, excluding foreign exchange gains and losses on long-term debt, are likely to be significantly less than industry analyst estimates. We stated that the earnings outlook reflects the impact of fuel prices that have risen dramatically and remained high, as well as severe winter operating conditions that have persisted since early January 2003.

                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be approximately US$241.1 million, after deducting underwriting commissions, and estimated expenses of the offering of US$0.3 million. All of the net proceeds received by us from the sale of the Debentures will be used to repay substantially all of the principal amount of our US$250,000,000 6.875% notes, which mature on April 15, 2003. The balance of those notes will be repaid out of working capital.

                           CONSOLIDATED CAPITALIZATION

         The following sets forth our consolidated capitalization as of December 31, 2002:

         o        on an actual basis; and

         o on an as adjusted basis to give effect to the issuance and sale of the Debentures and the application of the net proceeds, as described under "Use of Proceeds".

         The table should be read together with our audited consolidated financials for the year ended December 31, 2002, incorporated by reference into this prospectus supplement and the accompanying prospectus. For the purpose of the capitalization table, all U.S. dollar amounts have been translated into Canadian dollars based on the noon buying rate on December 31, 2002.


                                                          DECEMBER 31, 2002
                                                          -----------------
                                                      ACTUAL         AS ADJUSTED
                                                      ------         -----------
                                                     (audited)       (unaudited)
                                                            (in millions)

Long-term debt maturing within one year..........       $400.8              $6.4
Long-term debt (less current portion)............      2,922.1           2,922.1
   Securities offered hereby.....................           --             394.4
                                                       -------             -----

   Total debt....................................      3,322.9           3,322.9
                                                       -------           -------

SHAREHOLDERS' EQUITY:
Share capital:
   Ordinary Shares...............................      1,116.1           1,116.1
Contributed surplus..............................        291.1             291.1
Foreign currency translation adjustment..........        122.3             122.3
Retained income..................................      1,856.9           1,856.9
                                                       -------           -------

   Total shareholders' equity....................      3,386.4           3,386.4
                                                       -------           -------

   Total capitalization..........................     $6,709.3          $6,709.3
                                                      ========          ========

                                EARNINGS COVERAGE

         The following consolidated financial ratios are calculated for the twelve-month period ended December 31, 2002 and give effect to the issuance of all of our long-term debt and repayment or redemption thereof as of that date and are adjusted to give effect as of the beginning of the period to the issuance of the Debentures and the application of the net proceeds therefrom.

                                                                                     TWELVE MONTHS ENDED
                                                                                      DECEMBER 31, 2002
                                                                                      -----------------
                                                                                    ACTUAL       PRO FORMA
                                                                                    ------       ---------
Earnings coverage on long-term debt
   Before non-recurring items and foreign exchange on long-term debt(1).........     3.3x          3.4x
   After non-recurring items and foreign exchange on long-term debt(2)..........     3.4x          3.4x

-----------

(1) Earnings coverage is equal to net income (excluding non-recurring items and foreign exchange on long-term debt) before interest expense and income taxes divided by interest expense on all debt.

(2) Earnings coverage is equal to net income (including non-recurring items and foreign exchange on long-term debt) before interest expense and income taxes divided by interest expense on all debt.


         Our interest expense requirements amounted to approximately $254.2 million for the twelve-month period ended December 31, 2002. Our earnings before interest expense and income tax for the twelve-month period ended December 31, 2002 were approximately $860.1 million, which is 3.4 times our interest expense requirements for that period. If non-recurring items and foreign exchange on long-term debt are excluded, our earnings before interest expense and income tax for the twelve-month period ended December 31, 2002 were approximately $846.7 million, which is 3.3 times our interest expense requirements for that period.

         Giving effect to the issuance of the Debentures, our interest expense requirements would have amounted to approximately $249.8 million for the twelve-month period ended December 31, 2002. Also giving effect to the issuance of the Debentures, our earnings before interest expense and income tax for the twelve-month period ended December 31, 2002 would have been approximately $860.1 million, which would have been 3.4 times our interest expense requirements for that period. If non-recurring items and foreign exchange on long-term debt are excluded, and giving effect to the issuance of the Debentures, our earnings before interest expense and income tax for the twelve-month period ended December 31, 2002 would have been approximately $846.7 million, which would have been 3.4 times our interest expense requirements for that period.

                          DESCRIPTION OF THE SECURITIES

         The following description of the particular terms of the Debentures supplements, and to the extent inconsistent therewith replaces, the description of the debt securities set forth under "Description of Debt Securities" in the accompanying prospectus and should be read in conjunction with that description. Capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the accompanying prospectus.

GENERAL

         The Debentures will be direct unsecured obligations of Canadian Pacific Railway initially issued in an aggregate principal amount of US$250,000,000 and will mature on March 15, 2033. The Debentures will bear interest at the rate of 5.75% per year from March 24, 2003, or from the most recent date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2003 to the Persons in whose names the Debentures are registered at the close of business on the next preceding March 1 or September 1, respectively.

         We may, from time to time, without the consent of Holders of Debentures, create and issue additional Debentures under the Indenture in addition to the aggregate principal amount of Debentures offered hereby. Such additional Debentures will rank equally with the Debentures offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new Debentures or except for the first payment of interest following the issue date of the new Debentures) so that the new Debentures may be consolidated and form a single series with the Debentures, and have the same terms as to status, redemption and otherwise as the Debentures.

         Payment of principal, premium, if any, and interest on the Debentures will be made in United States dollars.

         The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities--Additional Amounts" in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of debt securities in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities--Tax Redemption" in the accompanying prospectus) will apply to the Debentures.

         The Debentures will not be entitled to the benefits of any sinking funds.

RANKING

         The Debentures will be unsecured obligations ranking pari passu with all of Canadian Pacific Railway's existing and future unsecured and unsubordinated debt. The Debentures will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of Canadian Pacific Railway's subsidiaries. See "Description of Debt Securities--Ranking and Other Indebtedness" in the accompanying prospectus. As of December 31, 2002, the aggregate obligations ranking ahead of the Debentures would have amounted to $1,100.9 million. For the first quarter of 2003 (should the new rules be accepted by the Canadian Institute of Chartered Accountants), we expect to commence the consolidation of a special purpose entity which will add $208.9 million of secured debt to our balance sheet effective January 1, 2003.

OPTIONAL REDEMPTION

         The Debentures will be redeemable in whole or in part at any time, at Canadian Pacific Railway's option, at redemption prices equal to the greater of
(1) 100% of the principal amount of the Debentures, and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 20 basis points, together with accrued interest to the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

         Holders of Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

         Unless Canadian Pacific Railway defaults in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the Debentures or the portions thereof called for redemption.

         "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

         "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

         "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the Trustee after consultation with Canadian Pacific Railway or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with Canadian Pacific Railway.

         "Comparable Treasury Price" means (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

         "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

         "Reference Treasury Dealers" means Salomon Smith Barney Inc. and Banc of America Securities LLC or their affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

BOOK-ENTRY SYSTEM

         The Depository Trust Company (the "Depository") will act as securities depository for the Debentures. Each series of Debentures will be represented by one or more Registered Global Securities (collectively, the "Registered Global Securities") registered in the name of Cede & Co. (the Depository's partnership nominee) or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities--Registered Global Securities" in the accompanying prospectus will be applicable to the Debentures. Accordingly, beneficial interests in the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its Direct and Indirect Participants (defined below). Except as described under "Description of Debt Securities--Registered Global Securities" in the accompanying prospectus, owners of beneficial interests in the Registered Global Securities representing the Debentures will not be entitled to receive Debentures in definitive form and will not be considered Holders of Debentures under the Indenture.

         The Depository has advised Canadian Pacific Railway and the underwriters as follows: the Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and Direct and Indirect Participants are on file with the SEC.

         Purchases of Debentures under the Depository's system must be made by or through Direct Participants, which will receive a credit for such Debentures on the Depository's records. The ownership interest of each actual purchaser of Debentures represented by Registered Global Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing Debentures are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing Debentures, except in the event that use of the book-entry system for the Debentures is discontinued or upon the occurrence of certain other events described in the accompanying prospectus.

         To facilitate subsequent transfers, the Registered Global Securities representing Debentures that are deposited by Direct Participants with the Depository are registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Securities with the Depository and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the Debentures; the Depository's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither the Depository nor Cede & Co. (nor any other Depository nominee) will consent or vote with respect to the Registered Global Securities representing the Debentures. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to Canadian Pacific Railway as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         Principal, premium, if any, and interest payments on the Registered Global Securities representing the Debentures will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records, upon the Depository's receipt of funds and corresponding detailed information from Canadian Pacific Railway or the Trustee on the payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Direct and Indirect Participants and not of the Depository, the Trustee, or Canadian Pacific Railway, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depository) is Canadian Pacific Railway's responsibility or the responsibility of the Trustee, disbursement of such payments to Direct Participants is the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither Canadian Pacific Railway nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Debentures by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the Debentures or the disbursement of payments in respect of the Debentures.

         The Depository may discontinue providing its services as securities depository with respect to the Debentures at any time by giving reasonable notice to Canadian Pacific Railway or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Debentures in definitive form are required to be printed and delivered to each Holder.

         Canadian Pacific Railway may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, Debentures in definitive form will be printed and delivered.

                                 CREDIT RATINGS

         Our unsecured long-term debt securities are rated "Baa2" from Moody's Investors Service, Inc. ("Moody's") and are rated "BBB" from Standard & Poor's Corporation ("S&P"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

         Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "Baa" are considered medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debt securities lack outstanding investment characteristics and in fact have speculative characteristics as well.

         Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

         The credit ratings accorded to the Debentures by the rating agencies are not recommendations to purchase, hold or sell the Debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

                         CERTAIN INCOME TAX INFORMATION

         THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING OR DISPOSING OF THE DEBENTURES HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Fraser Milner Casgrain LLP, Canadian counsel for Canadian Pacific Railway, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences to a purchaser of the Debentures who, for purposes of the INCOME TAX ACT (Canada) (the "Tax Act"), deals with Canadian Pacific Railway at arm's length within the meaning of the Tax Act, and is neither a resident of Canada nor deemed to be a resident of Canada (a "Non-Resident Holder"). For purposes of the Tax Act, related persons (as defined in the Tax Act) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length. This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"), and all specific proposals to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

         The payment by Canadian Pacific Railway of interest, premium, if any, or principal on the Debentures to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

         No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the Debentures or the receipt of interest, premium, if any, or principal thereon by Non-Resident Holders who do not use or hold and are not deemed to use or hold the Debentures in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Debentures by United States persons (as defined below) who purchase Debentures in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the Debentures as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Debentures as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the U.S. federal income tax consequences applicable to subsequent purchasers of the Debentures. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the U.S. federal income tax consequences described in this summary.

         PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

         As used in this section, the term "United States person" means a beneficial owner of a Debenture that is (i) a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision of the United States,
(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under applicable United States Treasury regulations.

         For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-though entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds Debentures, the U.S. federal income tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

         PAYMENTS OF INTEREST

         Interest on a Debenture will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the Debentures, a U.S. Holder will be required to include as income any additional amounts Canadian Pacific Railway may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.

         A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a Debenture generally will constitute foreign source income and be considered "passive income" or "financial services income". If the applicable rate of Canadian withholding tax is 5% or more, interest on the Debentures will be treated as "high withholding tax interest". The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

         ORIGINAL ISSUE DISCOUNT

         It is not expected that the Debentures will be issued with original issue discount. If, however, the Debentures are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as accruing over the Debentures' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a Debenture would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the Debentures have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

         SALE, EXCHANGE OR RETIREMENT OF THE DEBENTURES

         Upon the sale, exchange or retirement of a Debenture, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Debenture. Such gain or loss generally will constitute a long term capital gain or loss if the Debenture was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by individuals of Debentures held for more than five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source gain or loss, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

         BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, information reporting requirements will apply to payments of principal and interest on a Debenture and payments of the proceeds of sale made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

                                  UNDERWRITING

         Salomon Smith Barney Inc. is acting as sole bookrunning manager of the offering, and, together with Banc of America Securities LLC, are acting as representatives of the underwriters named below.

         Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Debentures set forth opposite the underwriter's name.

                                                             PRINCIPAL AMOUNT OF
UNDERWRITER                                                        DEBENTURES
-----------                                                        ----------

Salomon Smith Barney Inc................................          US$ 75,000,000
Banc of America Securities LLC..........................              75,000,000
RBC Dominion Securities Corporation.....................              30,000,000
Scotia Capital USA Inc..................................              15,000,000
TD Securities (USA) Inc.................................              15,000,000
Wachovia Securities, Inc................................              15,000,000
Banc One Capital Markets, Inc...........................              12,500,000
HSBC Securities (USA) Inc...............................              12,500,000
                                                                      ----------

   Total................................................          US$250,000,000
                                                                  ==============

         The underwriting agreement provides that the obligations of the underwriters to purchase the Debentures included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Debentures if they purchase any of the Debentures.

         The underwriters propose to offer some of the Debentures directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Debentures to dealers at the public offering price less a concession not to exceed 0.500% of the principal amount of the Debentures on sales to other dealers. The underwriters may allow, and other such dealers may reallow, a commission not in excess of 0.250% of the principal amount of the Debentures on sales to certain other dealers. After the initial offering of the Debentures to the public, the representatives may change the public offering price and concessions.

         The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Debentures).

                                                           PAID BY CANADIAN
                                                            PACIFIC RAILWAY
                                                            ---------------
Per Debenture...........................................             0.875%


         In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell Debentures in the open market. These transactions may include over-allotment, syndicate coverings transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Debentures in excess of the principal amount of the Debentures to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Debentures made for the purpose of preventing or retarding a decline in the market price of the Debentures while the offering is in progress.

         The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Debentures originally sold by that syndicate member.

         Any of these activities may have the effect of preventing or retarding a decline in the market price of the Debentures. They may also cause the price of the Debentures to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

         The Debentures are a new issue of securities with no established trading market. The Debentures will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active public market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected.

         We estimate that our total expenses for this offering will be US$0.3 million.

         The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us. We are in compliance in all material respects with the terms of the agreements governing such facilities and debentures.

         Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                  LEGAL MATTERS

         Certain legal matters in connection with the issue of the Debentures will be passed upon for us by Fraser Milner Casgrain LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, and certain legal matters in connection with the issue of the Debentures will be passed upon for the underwriters by Shearman & Sterling, Toronto, Ontario. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Fraser Milner Casgrain LLP. As to all matters of U.S. federal and New York law, Fraser Milner Casgrain LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

         The partners and associates of Fraser Milner Casgrain LLP and the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP, each as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities.

================================================================================

                                 US$250,000,000

                                    [GRAPHIC]

                            5.75% Debentures due 2033

                                     -------

                              PROSPECTUS SUPPLEMENT

                                 MARCH 19, 2003

                                     -------

                              Salomon Smith Barney

                         Banc of America Securities LLC

                                     -------

                               RBC Capital Markets

                                 Scotia Capital

                                  TD Securities

                               Wachovia Securities

                         Banc One Capital Markets, Inc.

                                      HSBC

================================================================================